		New York Menlo Park Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4674 tel 212 701 5674 fax richard.truesdell@davispolk.com

June 18, 2013

Re:	Prosensa Holding B.V. Amendment No. 2 to Registration Statement on Form F-1 Filed June 10, 2013 File No. 333-188855

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Ladies and Gentlemen:

On behalf of our client, Prosensa Holding B.V., a Dutch private company with limited liability (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated June 17, 2013 ( the “Third Comment Letter”). Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s responses to the comments.

Division of Corporation Finance U.S. Securities and Exchange Commission	2	June 18, 2013

Critical accounting policies and significant judgments and estimates

Share-based compensation

Share Options, page 71

1.	With regard to your response to comment one, it is not clear how the companies used as peers are similar to you in terms of size and stage of life cycle. We note, for example, BioMarin has a current market capitalization of $8 billion, 2012 revenues of $501 million, and 2012 research and development expense of $302 million. Tell us how you determined the companies used as peers are similar to you in terms of size and stage of life cycle (the disclosure states “Most of the selected guideline companies only have a pipeline with compounds in development and have not yet commercialized any products.”). Also tell us why you did not just use the volatility of Sarepta if they are the most similar to you.

Response:

The Company’s primary peer group includes Sarepta Therapeutics Inc., Santhera Pharmaceuticals Holding AG and Summit plc. These companies are all deemed comparable to the Company as they are developing drugs for DMD and, like the Company, have drugs that are still undergoing clinical development. BioMarin Pharmaceutical Inc. was selected as it is a rare disease company with a portfolio of rare disease compounds and a key big pharma partnership for one of its assets. Similarly, the Company has multiple rare disease assets (for Duchenne Muscular Dystrophy, Myotonic Dystrophy, Huntington’s Disease), and, like in the case of BioMarin, one of the Company’s key assets is also partnered. Furthermore, the Company considers BioMarin’s portfolio of drugs addressing lysosomal storage diseases comparable to (albeit more advanced) its portfolio of drug candidates addressing DMD.

Rather than basing its assessment on a single peer, Sarepta, which unlike the Company has only one exon skipping compound in clinical development DMD, the Company considered a peer group that comprises both small and large companies, companies that have both a single asset and multiple assets and more diversified rare disease companies, more comparable to itself. Furthermore, there were specific factors that affected the volatility of Sarepta, which the Company believed made it appropriate to look to a wider peer group.

Notwithstanding the aforementioned, if one were to consider a wider universe of potential peers, for example, by including companies in rare diseases outside of DMD (Synageva) or companies focusing on RNA therapeutics (Isis or Alnylam), these peers, although different in market capitalization and nature of assets than Prosensa, would yield similar benchmarks for volatility (50% - 57%).

The Company has applied a volatility of 60% based on the median of the selected guideline companies, which in consideration of the reasons set out above, the Company considers reasonable. However, even if the Company were to exclude BioMarin from its peer set and/or apply a higher level of assumed volatility (up to 80%), for the awards granted during 2011 and 2012, the consolidated income statement impact in 2011 would be less than €25,000 and in 2012 would be less than €20,000. The Company considers this impact to be immaterial.

2.	We acknowledge your response to our comment two. Please tell us how you will correct for the error that you deem immaterial with regards to the change from using the current value method and the option pricing method to using just the option pricing method for your options.

Response:

The Company respectfully informs the Staff that the ordinary share values calculated using the option pricing method instead of the current value method result in a total grant date fair value increase of approximately €13,000 for the 2011 and 2012 grants, for both years combined. This increase results in less than a €6,000 impact on the 2011 consolidated income statement and less than a €3,000 impact on the 2012 consolidated income statement, with the remainder of the fair value being recognized over future periods.

In consideration of the above, the Company assessed this difference as de minimis for all periods, and therefore has decided to not amend the financial statements for this difference. The Company will continue to use the option pricing model in the future.

IPO price versus last valuation, page 78

3.	We acknowledge your response to comment three. In addition to quantifying the effect, please illustrate for us how the conversion of the preferred shares affects the fair value of the ordinary shares.

Response:	The Company respectfully advises the staff that the conversion of the preferred shares affects the fair value of the ordinary shares due to the removal of a liquidation preference from the preferred shares upon the conversion. The preferred shares have the same rights as the ordinary shares, plus a liquidation preference, giving the preferred shares a higher value per share compared to the ordinary shares. Once converted to ordinary shares, the preferred shares no longer have this liquidation preference, and therefore suffer a decrease in value to the benefit of the ordinary shares, which then increase in value.

4.	We acknowledge your response to comment four. Once an IPO price has been determined, please disclose the fair value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date.

Response:	In response to the Staff’s comment, the Company will revise the disclosure in the revised Registration Statement based on the midpoint of the estimated offering price range set forth on the cover of the prospectus when the company files an amendment with a price range.

Division of Corporation Finance U.S. Securities and Exchange Commission	3	June 18, 2013

Should any questions arise, please do not hesitate to contact me at (212) 450-4674, (212) 701-5674 (fax) or richard.truesdell@davispolk.com.

Thank you for your time and attention.

Sincerely, /s/ Richard D. Truesdell, Jr.

Richard D. Truesdell, Jr.

cc:	Via E-mail Hans Schikan, Chief Executive Officer, Prosensa Holding B.V. Berndt Modig, Chief Financial Officer, Prosensa Holding B.V.